Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

November 30, 2017

VIA EDGAR

H. Roger Schwall

Assistant Director

Office of Natural Resources

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Encana Corporation
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 27, 2017
File No. 001-15226

Dear Mr. Schwall:

On behalf of our client, Encana Corporation (the “Company”), reference is made to your letter dated November 16, 2017 regarding the Company’s Form 10-K for fiscal year ended December 31, 2016 (the “Form 10-K”) and Exhibit 99.1 to the Form 8-K filed November 8, 2017. Set forth below are the Company’s responses to your comments and requests for information in that letter. For ease of reference, the exact text of the comment or request for information in your letter has been included in italicized type preceding the response.

Form 10-K for Fiscal Year Ended December 31, 2016

Business and Properties, page 6

Proved Undeveloped Reserves, page 18

1.	We note the discussion provided in your response to comment 2 of the factors that impacted your progress during 2016 in converting proved undeveloped reserves to proved developed reserves. Please note that Item 1203(c) of Regulation S-K requires that a similar discussion be incorporated into your annual filing on Form 10-K.

The Company acknowledges the Staff’s comment and confirms that a similar discussion will be incorporated in future annual reports on Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Non-GAAP Measures, page 71

2.	We note from your response to prior comment 5 that you believe the title of Corporate Margin is not commonly used and is not a standardized measure and therefore, would not be viewed as a substitute or confused with a GAAP measure. However, we believe that your presentation does not comply with Item 10(e)(1)(ii)(E) of Regulation S-K, which prohibits using titles for non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Accordingly, please revise the title Corporate Margin to provide a more appropriate description of this measure.

The Company acknowledges the Staff’s comment and will revise the title from Corporate Margin to non-GAAP Cash Flow Margin.

Note 27. Supplementary Oil and Gas Information (unaudited), page 125

Proved Oil and Gas Reserves, page 125

3.	We have read your response to comment 3. Please confirm that you will expand your disclosure regarding changes in previous estimates in future filings accordingly.

The Company confirms it will expand its disclosure regarding changes in previous estimates in future annual reports on Form 10-K.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page 127

4.	Your response to comment 11 indicates that “for producing wells relating to U.S. properties, abandonment and reclamation costs are removed and replaced, at the corporate level, by the asset retirement obligation” in order to align with the approach taken for the Company’s Canadian properties. Please explain to us the nature and magnitude of the difference between the costs relating to the asset retirement obligation used in the calculation of the standardized measure and the abandonment and reclamation costs noted in your response that were replaced but not otherwise used. Also clarify for us if this adjustment was limited to proved developed producing properties, and if so, why.

The Company acknowledges the Staff’s comment and clarifies its previous response, which should have read as follows:

The Company includes abandonment and reclamation costs for all Canadian and U.S. reserve entities of the Company. The statement in the report relating to the audit of properties located in the United States, filed as Exhibit 99.2 to the Form 10-K, which states “Encana’s estimates of future revenue do not include any salvage value for the lease and well equipment or the cost of abandoning the properties.” was confirmed by the Company’s independent qualified reserves auditor, Netherland, Sewell & Associates, Inc., to be inaccurate as the reserves prepared by the Company includes abandonment and reclamation costs; however, abandonment and reclamation costs were not audited by Netherland, Sewell & Associates, Inc. Future reports by the Company’s reserves auditors will clarify that abandonment and reclamation costs are included in the reserves prepared by the Company.

With respect to the Staff’s comment, the costs relating to the asset retirement obligation used in the Company’s Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (the “Standardized Measure”) is greater in magnitude than the abandonment and reclamation costs included in the reserves prepared by the Company. The asset retirement obligation utilized in the Standardized Measure includes all costs related to the abandonment and reclamation of the properties, such as abandonment and reclamation of producing and non-producing wells, as well as the related equipment, gathering, compression and facilities. However, abandonment and reclamation costs associated with proved undeveloped locations was not included in the Standardized Measure as the estimated abandonment and reclamation costs associated with proved undeveloped locations, which represented less than 0.7% of the discounted present value of the Standardized Measure for all periods presented, was determined to be immaterial. The Company confirms that in future annual reports on Form 10-K, abandonment and reclamation costs associated with proved undeveloped locations will be included in the Company’s calculation of the Standardized Measure.

Form 8-K Filed November 8, 2017

Exhibit 99.1

Note 1: Non-GAAP measures, page 4

5.

We note that current and/or forward-looking information is provided for Non-GAAP Free Cash Flow, Non-GAAP Corporate Margin, Return on Capital Employed (ROCE), and Net Debt to Adjusted EBITDA without reconciliation to the most directly comparable GAAP measure. Tell us how you considered Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance & Disclosure Interpretations.

The Company acknowledges the requirements in Item 10(e)(1)(i)(B) of Regulation S-K and additional guidance provided in Question 102.10 of the Non-GAAP Compliance & Disclosure Interpretations and advises that, for non-GAAP financial measures presented in future filings and earnings releases, it will include the most directly comparable GAAP financial measure in equal or greater prominence and a reconciliation of the differences between the non-GAAP financial measure disclosed with the most directly comparable GAAP financial measure.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at your convenience at 212-373-3078.

Very truly yours,

/s/ Andrew J. Foley
Andrew J. Foley

cc:	Jennifer O’Brien, Securities and Exchange Commission
Kimberly L. Calder, Securities and Exchange Commission
John Hodgin, Securities and Exchange Commission
Sherri A. Brillon, Encana Corporation